Exhibit 21.1 - Subsidiaries

SWS Group, Inc.	State or Other Jurisdiction of Incorporation or Organization

Southwest Securities, Inc.	Delaware
SWS Financial Services, Inc.	Texas
SWS Capital Corporation	Delaware
Southwest Investment Advisors, Inc.	Delaware
Southwest Insurance Agency, Inc.	Texas
Southwest Insurance Agency of Alabama, Inc.	Alabama
Southwest Financial Insurance Agency, Inc.	Oklahoma
M.L. Stern & Co., LLC	Delaware
SWS Banc Holdings, Inc.	Delaware
Southwest Securities, FSB	Federal
FSB Development, LLC	Texas
SWSA, LLC (90%)	Texas